UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
HP Inc.
(Exact name of the registrant as specified in its charter)

Delaware	1-4423
(State or other jurisdiction of incorporation)	(Commission File Number)

1501 PAGE MILL ROAD, PALO ALTO, CA	94304
(Address of principal executive offices)	(Zip Code)

Rick Hansen, Deputy General Counsel, Corporate and Corporate Secretary (650) 857-1501
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 — Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
HP Inc. (“HP”) is a leading global provider of personal computing and other access devices, imaging and printing products, and related technologies, solutions and services. HP sells to individual consumers, small- and medium-sized businesses and large enterprises, including customers in the government, health and education sectors. On August 29, 2022, HP announced the completion of its acquisition of Plantronics, Inc. (“Poly”), a leading global provider of workplace collaboration solutions. Because the Poly acquisition occurred late in the 2022 reporting period, and because Poly maintained its own conflict minerals program for the majority of such reporting period, HP has not yet completed the integration of Poly’s operations and supply chain into HP’s Conflict Minerals Program. As a result, certain information in the Conflict Minerals Report attached hereto is provided separately for Poly’s products and supply chain. Unless otherwise specified or unless the context otherwise requires, references to “HP,” “we,” “us” or “our” refer to HP Inc. and its consolidated subsidiaries excluding Poly. Terms or phrases that are italicized the first time they appear have the meanings given in Item 1.01 of Form SD.

We have a long-standing commitment to sustainability. As part of our commitment, we expect our suppliers to conduct their worldwide operations in a socially and environmentally responsible manner pursuant to HP’s Supply Chain Social and Environmental Responsibility Policy. In 2011, we added to this policy a section on conflict minerals. We engage in ongoing supplier outreach and communications regarding the substance of our conflict minerals policy, our expectations of suppliers with respect to conflict minerals, and our objective of responsible mineral sourcing. The policy is available on our website (which is not incorporated by reference herein) at http://h20195.www2.hp.com/V2/GetDocument.aspx?docname=c04797682.

Conflict Minerals Disclosure
Reasonable Country of Origin Inquiry
We conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any conflict minerals in our 2022 products originated in the Democratic Republic of the Congo or adjoining countries (the “Covered Countries”), or were conflict minerals from recycled or scrap sources. To make this determination, downstream companies like HP must obtain and review sourcing information on the entities reported to provide conflict minerals necessary to functionality or production (“necessary conflict minerals”) contained in our products in the form of gold and the derivatives tin, tantalum, and tungsten (collectively, “conflict minerals”). We asked our direct suppliers (who in turn asked their suppliers) to provide us with relevant information and to report to us the entities that were providing necessary conflict minerals to them or their suppliers. This engagement included visits with suppliers by HP staff and third party auditors to review HP expectations. HP social and environmental responsibility requirements for suppliers, which include conflict minerals due diligence and reporting obligations, are incorporated into HP’s contracts with direct suppliers.
Our RCOI included:
•surveying our direct suppliers to identify suppliers of materials, parts, components or products containing necessary conflict minerals (“3TG Direct Suppliers”);

•requiring that 3TG Direct Suppliers use the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (the “Template”) to obtain and provide to us information from their supply chains regarding relevant entities and the origin of necessary conflict minerals sourced by these entities;

•conducting follow-up with 3TG Direct Suppliers with analysis of their submissions compared to our criteria, specifying deficiencies to be corrected in their responses, if necessary, to clarify, update or complete information reported to us so that it meets our expectations;

•providing training and education to support 3TG Direct Suppliers in completing the Template;

•obtaining acceptable responses from 3TG Direct Suppliers, which we obtained from those suppliers estimated to represent 99% of our total 2022 spend with all 3TG Direct Supplier;

•reviewing any information on countries of origin or recycled and scrap sourcing available through our membership in the RMI (member ID: HPQQ) for reported entities; and

•engaging an external expert consultant to review other publicly available information and to contact reported entities to assist us in determining whether or not reported entities may have sourced from the Covered Countries or may source conflict minerals exclusively from recycled or scrap sources.

We compared all entities reported to us by our 3TG Direct Suppliers against the RMI list of smelters, refiners, recyclers or scrap processors of conflict minerals in order to identify the 263 entities providing necessary conflict minerals that were reported to be in our supply chain (collectively, the “3TG facilities”). Of the 263 3TG facilities, we reasonably believe that 54 exclusively provided conflict minerals from recycled or scrap sources and 104 sourced conflict minerals exclusively from outside the Covered Countries, leaving 105 facilities for further due diligence on the source and chain of custody of conflict minerals.

For 2022, with respect to our products containing necessary conflict minerals, we determined through due diligence that we have reason to believe that some of the necessary conflict minerals from those 105 3TG facilities originated or may have originated in the Covered Countries and may not be conflict minerals from recycled or scrap sources. Accordingly, we conducted due diligence on the source and chain of custody of necessary conflict minerals from the 105 3TG facilities and have prepared the Conflict Minerals Report attached hereto as Exhibit 1.01.

Attachment A to the Conflict Minerals Report includes the countries from which the 263 supplier-reported 3TG facilities may have sourced necessary conflict minerals.

A copy of the Conflict Minerals Report filed for the calendar year ended December 31, 2022 will be publicly available electronically at http://www8.hp.com/us/en/pdf/sustainability/conflictminerals.pdf.

Item 1.02 - Exhibit
The Conflict Minerals Report for the calendar year ended December 31, 2022 is filed as Exhibit 1.01 hereto.
Section 2 — Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 — Exhibits
Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HP INC.

May 30, 2023	By:	/s/ RICK HANSEN
	Name:	Rick Hansen
	Title:	Deputy General Counsel, Corporate and Corporate Secretary